UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE 2002
                             -------------------


                             INSIDE HOLDINGS INC.
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                         -----              -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes       No   X
                              ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant In connection with Rule 12g3-2(b):


Inside Holdings Inc. announced today that it has entered into a Letter of Intent ("LOI") to acquire all of the issued and outstanding securities of SHEP Limited ("SHEP") and two wholly owned subsidiaries.

Copy of the News Release is attached hereto and filed as Exhibit 1 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INSIDE HOLDINGS INC.

By:   "Kevin Winter"
 -----------------
Name: Kevin Winter
Title: President
Date:   June 25, 2002







Exhibit 1
News Release
June 25, 2002


                   INSIDE HOLDINGS INC. ENTERS INTO LETTER
                      OF INTENT TO ACQUIRE SHEP LIMITED

VANCOUVER, CANADA - JUNE 25, 2002 - INSIDE HOLDINGS INC. (the "Company" or "Inside") (OTC BB: IHLGF), announced today that it has entered into a Letter of Intent ("LOI") to acquire all of the issued and outstanding securities of SHEP Limited ("SHEP") and two wholly owned subsidiaries.

Under the terms of the LOI, the Company will acquire all of SHEP's outstanding securities in exchange for 10,600,000 shares of common stock of Inside and will undertake to raise $1.5 million U.S in gross proceeds to the Company through a private placement of its equity securities with a minimum of $500,000 U.S. prior to closing the transaction.

Under the terms of the proposed transaction, it is anticipated that the management of SHEP will assume senior executive positions within the Company and will be represented on the board of directors.

The closing of the proposed acquisition will be scheduled at the earliest appropriate date, subject to certain terms and conditions. This will be followed by a name change and election of a new board of directors at the Company's annual general meeting scheduled for August 2002.

About SHEP Limited
SHEP Limited is a corporation based in the British Isles with operating subsidiaries in the United States. SHEP has designed and developed proprietary energy technology for application in the global automotive sector. The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (SHEP) to the automotive manufacturers and Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, Ford's own system known as Hydraulic Launch Assist ("HLA") incorporates SHEP components as an integral part of Ford's HLA equipped development vehicles currently undergoing "Implementation Ready" testing.

Optimal use of SHEP technology is in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems are ideal applications.

ON BEHALF OF THE BOARD OF DIRECTORS

"Kevin Winter"

Kevin Winter, Director

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.